Charles S. Kim

T: +1 858 550 6049

ckim@cooley.com

January 20, 2015

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Jeffrey P. Riedler

RE: TRACON Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-201280

Dear Mr. Riedler:

Enclosed on behalf of our client, TRACON Pharmaceuticals, Inc. (the “Company”), is an amended registration statement on Form S-1 (the “Amended Registration Statement”). The Amended Registration Statement updates the Company’s registration statement on Form S-1 (the “Initial Registration Statement”) publicly filed with the Securities and Exchange Commission (the “Commission”) on December 29, 2014. The copy of the Amended Registration Statement that is enclosed with the paper copy of this letter is marked to show changes from the Initial Registration Statement.

The Amended Registration Statement is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated January 12, 2015, with respect to the Initial Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Initial Registration Statement.

Use of Proceeds, page 49

1.            We note that the net proceeds from this offering and the concurrent private placement and your existing cash will be sufficient to fund your operations for at least the next 18 months.  Please expand your disclosure to state how long you believe the net proceeds from this offering and your existing cash will fund your operations.

Response:  The Company acknowledges the Staff’s comment.  The Company has revised the disclosure on pages 13, 50, 61 and 76 of the Amended Registration Statement.

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

United States Securities and Exchange

Commission

January 20, 2015

Page Two

Notes to Financial Statements

10.  Subsequent Events, page F-27

2.            Please revise your disclosures to include a discussion of the Sponsored Research Agreement entered into with Tufts Medical Center, Inc. in December 2014.  Provide similar disclosure in MD&A under “Funding Requirements” on page 75 that quantifies the amounts you are committed to fund.

Response:  The Company acknowledges the Staff’s comment.  The Company has revised the disclosure on pages 77 and F-27 of the Amended Registration Statement.

Sincerely,

Cooley LLP

/s/ Charles S. Kim

Charles S. Kim

cc:         Charles P. Theuer, M.D., Ph.D., TRACON Pharmaceuticals, Inc.

H Casey Logan, TRACON Pharmaceuticals, Inc.

Patricia Bitar, TRACON Pharmaceuticals, Inc.

Sean M. Clayton, Esq.

Kristin E. VanderPas, Esq.

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM